April 11, 2005

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 4-7
Washington, D.C.  20549

Re:      Radyne ComStream Inc.
         Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16, 2005 File No. 000-11685

Dear Mr. Spirgel:

I write in response to your review of our referenced filing and the comments contained in your letter of March 31, 2005. We are submitting herewith a draft of Amendment No. 1 to our Annual Report on Form 10-K/A (File No. 000-11685) for your reference in connection with our responses to the Staff's comments below.

Item 8. Consolidated Statements of Operations, page 28 of the original filing (not included in our amended filing)

1. In response to the Staff's comment, please note that our revenue derived from services did not exceed 10% of total net sales during 2004 or 2003. Our service revenue, as a percent of sales, was approximately 2% and 4% for years ending 2004 and 2003.

Item 9A - Controls and Procedures, page 43 of the original filing, page 3 of our amended filing

2. We confirm to the Staff that our disclosure controls and procedures were effective as of the end of the period covered by our Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2004. Accordingly, we revised the language in our amended filing as requested by the Staff. Further, in response to the Staff's comment, we have eliminated the "reasonable assurance" language contained in the original filing.

3. We confirm to the Staff that our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and me, serving as principal financial officer, to allow timely decisions regarding required disclosure. Accordingly, we have revised the language in our amended filing as requested by the Staff.

4. In response to the Staff's comment, please note that there were no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting. As requested by the Staff, we have included this statement in our amended filing.

Signatures, page 49 of the original filing and page of the attached proposed amended filing

5. As requested by the Staff, we have added the signature of our Principal Accounting Officer in our amended filing.

We acknowledge to the Staff that:

            . we are responsible for the adequacy and accuracy of the disclosure in our filing;

            . the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

            . we may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please forward any further comments or questions to me.

Very truly yours,

Malcolm Persen
Chief Financial Officer
Radyne ComStream Inc.

Cc:  Steven D. Pidgeon, Esq., Snell & Wilmer L.L.P.

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-K/A
                                (Amendment No. 1)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2004

                                       Or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                        For the transition period from to

                                   ----------

                         Commission File Number 0-11685

                                   ----------

                              RADYNE COMSTREAM INC.
             (Exact name of Registrant as specified in its charter)

                 Delaware                                   11-2569467
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                   Identification No.)

 3138 East Elwood Street, Phoenix, Arizona                    85034
  (Address of Principal Executive Offices)                  (Zip Code)

        Registrant's telephone number including area code: (602) 437-9620

       Securities Registered Under Section 12(b) of the Exchange Act: None

         Securities Registered Under Section 12(g) of the Exchange Act:
                          Common Stock, $.001 Par Value

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes [X] No [ ]

     The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $108 million computed by reference to the closing price of the stock on the Nasdaq National Market on June 30, 2004, the last trading day of the registrant's most recently completed second fiscal quarter. For purposes of this determination, shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

     The number of shares of the registrant's common stock, which were outstanding as of the close of business on March 8, 2005 was 16,623,221.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement for the registrant's Annual Meeting of Stockholders to be held on June 8, 2005.

================================================================================

                                EXPLANATORY NOTE

     On March 16, 2005, Radyne ComStream Inc. (the "Company") filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission. This Amendment No. 1 on Form 10-K/A is being filed to make clarifications to Part II, Item 9A and to include a signature of the Company's Principal Accounting Officer. This amendment includes new certifications of the Company's Chief Executive Officer and Chief Financial Officer in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended. Accordingly, an amended Exhibit Index is included under Part IV, Item 15. Except as described above, no other information in the Form 10-K has been amended. This Amendment No. 1 on Form 10-K/A continues to speak as of the date of the original Form 10-K, and the Company has not updated any disclosures to reflect events, if any, that occurred at a later date.

                                     PART II

ITEM 9A. CONTROLS AND PROCEDURES

     Based on their evaluation as of December 31, 2004, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), were effective as of the end of the period covered by this report to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosure. There were no changes in our internal controls over financial reporting during our most recently completed quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, or other factors that have materially affected, or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, and there were no corrective actions taken with regard to significant deficiencies or material weaknesses in our controls.

     MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on our assessment of those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.

     KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. The report is included in our Annual Report on Form 10-K filed on March 16, 2005.

                                     PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      (3) EXHIBITS:

     See Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RADYNE COMSTREAM INC.

                                           By: /s/Robert C. Fitting
                                               ---------------------------------
                                               Robert C. Fitting,
                                               Chief Executive Officer
                                               (Principal Executive Officer)

                                           By: /s/Malcolm C. Persen
                                               ---------------------------------
                                               Malcolm C. Persen,
                                               Vice President, Secretary and
                                               Chief Financial Officer
                                               (Principal Financial Officer)

                                           By: /s/Garry D. Kline
                                               ---------------------------------
                                               Garry D. Kline,
                                               Vice President and Controller
                                               (Principal Accounting Officer)

Dated: April 11, 2005

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

          NAME                               TITLE                        DATE
---------------------------   ------------------------------------   --------------
            *                 Chairman of the Board of Directors     April 11, 2005
---------------------------
C.J. Waylan

            *                 Chief Executive Officer and Director   April 11 2005
---------------------------
Robert C. Fitting

            *                 Vice President, Secretary and          April 11, 2005
---------------------------   Chief Financial Officer
Malcolm C. Persen             (Principal Financial Officer)

/s/ Garry D. Kline            Vice President and Controller          April 11, 2005
---------------------------   (Principal Accounting Officer)
Garry D. Kline

            *                 Director                               April 11, 2005
---------------------------
Lee Yip Loi

            *                 Director                               April 11, 2005
---------------------------
Dennis Elliott

            *                 Director                               April 11, 2005
---------------------------
Michael A. Smith

*    By: /s/   Malcolm C. Persen
         -----------------------------------
         Malcolm C. Persen, Attorney-in-Fact

                                  EXHIBIT INDEX

 EXHIBIT NO.                                EXHIBIT
-------------    ---------------------------------------------------------------
3.1 (1)          Restated Certificate of Incorporation
3.2 (2)          By-Laws, as amended and restated
10.1(a)(3)       ***1996 Incentive Stock Option Plan
10.1(b)(4)       ***Amendment to 1996 Incentive Stock Option Plan
10.2 (5)         ***1999 Employee Stock Purchase Plan
10.3(a) (6)      ***2000 Long-Term Incentive Plan
10.3(b) (7)      ***Amendment to 2000 Long-Term Incentive Plan
10.4(a)(8)       Lease between ADI Communication Partners, L.P. and ComStream dated April 23, 1997
10.4(b)(8)       First Amendment to lease between ADI Communication
                 Partners L.P. and ComStream dated July 16, 1997
10.4(c)(8)       Second Amendment to Lease between Kilroy Realty, L.P. and
                 ComStream dated November 18, 1998
10.5(9)          Lease for facility in Phoenix, Arizona
10.6(10)         Credit Agreement by and between the Registrant and Wells Fargo
                 HSBC Trade Bank, N.A.
10.7(11)         ***Change of Control Agreement, dated as of March 20, 2002, by and between Registrant and Robert C. Fitting
10.8(12)         ***Change of Control Agreement, dated as of March 20, 2002, by and between Registrant and Steven Eymann
10.9(13)         ***Change of Control Agreement, dated as of March 20, 2002, by and between Registrant and Brian Duggan
10.10(14)        ***Employment Agreement, dated as of November 1, 2003 by and between Registrant and Robert C. Fitting
10.10(15)        ***Change of Control Agreement, dated May 13, 2004, by and between Registrant and Malcolm C. Persen
10.11(16)        ***Employment Agreement by and between Registrant and
                 Malcolm C. Persen dated as of March 9, 2005
10.12(17)        Agreement and Plan of Merger, dated March 2, 2005, by and among
                 Radyne ComStream Inc., Xicom Acquisition Inc., Xicom
                 Technology., the Xicom Shareholders (as defined therein) and
                 Walt Wood, solely in his capacity as the Shareholders'
                 Representative.
21.1(18)         Subsidiaries of the Registrant
23.1(19)         Consent of KPMG LLP
24.1(20)         Power of Attorney (see signature page)
31.1*            Certification of the Principal Executive Officer Pursuant to
                 Rule 13-14(a) Under the Securities Exchange Act of 1934
31.2*            Certification  of the Principal  Financial  Officer  pursuant to Rule  13-14(a)  Under the Securities Exchange Act of 1934
32.1(21)         Certification of Chief Executive Officer and Chief Financial
                 Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1(22)         Cautionary Statement Regarding Forward-Looking Statements and
                 Risk Factors

----------
*    Filed herewith
***  Indicates management compensatory contract, plan or arrangement

     (1) Incorporated by reference from exhibit 3.1 to Registrant's description of capital stock on Form 8-A12G, filed on July 13, 2000.

     (2) Incorporated by reference from exhibit 3.2 to Registrant's description of capital stock on Form 8-A12G, filed on July 13, 2000.

     (3) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8, dated and declared effective on March 12, 1997 (File No. 333-23159).

     (4) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8, dated and declared effective on November 18, 1998 (File No. 333-67469).

     (5) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8, dated and declared effective on November 5, 1999 (File No. 333-90383).

     (6) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8, dated and declared effective on July 19, 2000 (File No. 333-41704)

     (7) Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-8, dated and declared effective on May 29, 2002 (File No. 333-89316).

     (8) Incorporated by reference from Registrant's Registration Statement on Form S-2, filed January 11, 1999 (File No. 333-70403).

     (9) Incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the SEC on March 27, 1998 (File No. 000-11685).

     (10) Incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC on April 1, 2002 (File No. 000-11685).

     (11) Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC on May 15, 2002 (File No. 000-11685).

     (12) Incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC on May 15, 2002 (File No. 000-11685).

     (13) Incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC on May 15, 2002 (File No. 000-11685).

     (14) Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the SEC on November 14, 2003 (File No. 000-11685).

     (15) Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 as filed with the SEC on August 11, 2004 (File No. 000-11685).

     (16) Incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (17) Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (18) Incorporated by reference to Exhibit 21.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (19) Incorporated by reference to Exhibit 23.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (20) Incorporated by reference to Exhibit 24.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (21) Incorporated by reference to Exhibit 32.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

     (22) Incorporated by reference to Exhibit 99.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-11685).

                                  EXHIBIT 31.1

                                  CERTIFICATION

I, Robert C. Fitting, certify that:

1.  I have reviewed this annual report on Form 10-K/A of Radyne ComStream Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2005

/s/ Robert C. Fitting
------------------------------------------
Robert C. Fitting, Chief Executive Officer
(Principal Executive Officer)

                                  EXHIBIT 31.2

                                  CERTIFICATION

I, Malcolm C. Persen, certify that:

1.  I have reviewed this annual report on Form 10-K/A of Radyne ComStream Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 11, 2005

/s/ Malcolm C. Persen
------------------------------------------
Malcolm C. Persen, Chief Financial Officer
(Principal Financial Officer)